EXHIBIT 99.13

Press Release

Total acquires a 16.33% stake in the Waha Concessions in Libya

Paris, March 02, 2018 - Total has acquired Marathon Oil Libya Limited which holds a 16.33% stake in the Waha Concessions in Libya. This acquisition will give Total access to reserves and resources in excess of 500 million barrels of oil equivalent, with immediate production of around 50,000 barrels of oil equivalent per day (boe/d) and a significant exploration potential across the area of 53,000 square kilometers covered by the Concessions in the prolific Sirte Basin. The consideration payment for the transaction is 450 million U.S. dollars.

“This acquisition is in line with Total’s strategy to reinforce its portfolio with high quality and low-technical cost assets whilst bolstering our historic strength in the Middle East and North Africa region,” said Patrick Pouyanné, Chairman and CEO of Total. “It builds on the Group’s long-term presence in Libya, a country with very large oil and gas resources, and demonstrates our commitment to continue supporting the recovering oil and gas industry of the country.”

The Waha Concessions currently produce around 300,000 boe/d. Thanks to the ongoing restart of the existing installations and the resumption of development drilling, the output is expected to ramp up and exceed 400,000 boe/d by the end of the decade.

The NOC (59.18%), Total (16.33%), ConocoPhillips (16.33%) and Hess (8.16%) jointly own the Waha Concessions. The Waha Oil Company, a 100% NOC owned entity, operates the asset.

Total in Libya

Total has been present in Libya since 1954. In 2017, the Group’s production was 31,500 boe/d. This production comes from the offshore Al Jurf field (Total, 37.5%) and the El Sharara onshore area (Total, 15% on block ex-NC 115 and 12% on Block ex-NC 186).

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

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Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.